ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
13 March to 23 April 2010

DATE	DETAILS
14 and 20 April 2010	Voting Rights and Capital (Transfers of shares from Treasury)
12 April 2010	Notification of Major Interest – BlackRock reduces to 4.999%
8 April 2010	Directors Interests-Share Incentive Plan-monthly update
8 April 2010	Notification of Major interest- BlackRock back over 5%
7 April 2010	Notification of Major Interest – BlackRock reduces below 5%
6 April 2010	Notification of Major Interest – Legal & General reduces below 5%
6 April 2010	Voting Rights and Capital (Transfer of shares from Treasury)
1 April 2010	Directors Share Interests- Sharesave Scheme Maturities
1 April 2010	Voting Rights and Capital (Transfer of shares from Treasury-and Year end update)
16, 18 and 22 March 2010	Voting Rights and Capital (Transfers of shares from Treasury)

Note: During the period a separate National Grid plc Form 6-k was sent re the following announcement:

22 March 2010: ‘National Grid seeks leave to appeal Court of appeal Judgment on Gas Metering Contracts’.